Mail Stop 3561

May 26, 2010

Richard Douglas, President
Jumpkicks, Inc.
632 Marsh Creek Court
Henderson, Nevada 89002

       Re: **Jumpkicks, Inc.**
               Post Effective Amendment No. 1 on Form S-1
               Filed April 29, 2010
               Form 10-K for the Fiscal Year Ended October 31, 2009
               Filed February 16, 2010
               Form 10-Q for the Quarterly Period Ended January 31, 2010
               Filed March 17, 2010
               File No. 333-148922

Dear Mr. Douglas:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post Effective Amendment No. 1 on Form S-1

Explanatory Note, page 2

1. The explanatory note refers to your new independent registered public accounting firm as Seale and Beers, CPAs. However, your audit report is signed by Maddox Ungar Silberstein, PLLC, which is now known as Silberstein Ungar, PLLC. Please revise or advise.

Signatures

2. You have used the introductory certifying language for Form S-3. Please use the introductory language for Form S-1. In that regard, please add the second part of the signature language.

3. You must have your document signed by principal executive officer, principal financial officer, principal accounting officer or comptroller, and at least a majority of your board of directors. See Instruction 1 to the section of Form S-1 entitled "Signatures." If the individual who signed your document is your principal executive officer, principal financial officer, principal accounting officer or comptroller, and sole director, please include each of these titles below his signature. See Instruction 2 to the section of Form S-1 entitled "Signatures."

Form 10-K for the Fiscal Year Ended October 31, 2009

Form 10-Q for the Quarterly Period Ended January 31, 2010

4. There is no discussion or conclusion regarding your disclosure controls and procedures in Item 9A(T) of your Form 10-K for the fiscal year ended October 31, 2009 or in Item 4(T) of your Form 10-Q for the period ended January 31, 2010. Please amend these filings to disclose the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

5. Your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, please revise your certifications to include the exact language specified in the introduction to paragraph 4 relating to the correct Exchange Act rule references and in paragraph 4(d) relating to the period referenced.

******

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, John Fieldsend, Attorney Adviser, at (202) 551-3343, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bryan Clark, Esq.
    Cane Clark LLP
    Via facsimile to (702) 944-7100